

March 26, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: **Form 1 Amendment**

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Taiwanese Trading Permit Holder Supplemental Application Form has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of this Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 03/26/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/26/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

26000125

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312)-786-7138
       (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe Exchange, Inc.   (312) 786-7572
       (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, Il. 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY) 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7 EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____03/26/26_____   Cboe Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 1:00pm on 03/26/26]   Laura Dickman, Associate General Counsel
       (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 26th day of MARCH 2026 by _____
                                        (Month)   (Year)   (Notary Public)
My Commission expires 8-6-28 County of COOK State of ILINOIS

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Taiwanese Trading Permit Holder Supplemental Application Form | Updated to include a list of options products approved for trading in Taiwan.

Cboe Exchange, Inc.
Taiwanese Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") certifies the following to Cboe Exchange, Inc. ("Cboe Options"):

The Organization is either a Futures Commission Merchant ("FCM") or a registered broker-dealer as defined under Taiwanese law and satisfies the applicable requirements for designation as either an FCM or registered broker-dealer.

The Organization will comply with the Taiwan Personal Data Protection Act ("PDPA") and will provide notification to and obtain the consent from individual customers to ensure that: (i) the individual customers' personal data may be provided to Cboe Options; and (ii) the use by and provision of personal data to Cboe Options is within the scope of the customers' consent or notice to the customer, as applicable.

Under Cboe Options Rule 3.5, each individual Trading Permit Holder ("TPH") must be domiciled in or each TPH organization must be organized under the laws of a jurisdiction expressly approved by Cboe Options, and will be subject to the jurisdiction of the federal courts of the United States and the courts of Illinois. Additionally, approval of a Taiwanese TPH is contingent upon the condition that the TPH does not trade in any Cboe Options product other than the Cboe Options products that have been expressly authorized for trading in Taiwan. Any violation of this condition will be considered a violation of Cboe Options' rules. The Organization certifies to Cboe Options that it will only enter orders and execute transactions on Cboe Options in Cboe Options products approved for trading in Taiwan and not in any other Cboe Options products. A list of Cboe Options products that are approved for trading in Taiwan is attached.

_____

Trading Permit Holder ("TPH") Name

_____

Signature of Authorized Officer, Partner or
Managing Member of TPH

_____

Printed Name

_____

Title

_____

Date

Cboe Exchange, Inc.
Taiwanese Trading Permit Holder
Supplemental Application Form
Attachment – List of Cboe Options Products
Approved for Trading in Taiwan
(as of March 2, 2026)

Options on the following stocks, exchange-traded products, and indexes (with options trading symbol) are currently approved for trading in Taiwan:

Stocks

Adobe Systems Inc.	AT&T Inc. Com
ADT Inc	Aurora Innovation, Inc.
Advanced Micro Devices Inc.	Bank of America Corp.
AFFIRM HOLDINGS INC.	Bath & Body Works, Inc.
AGNC Investment Corp	Best Buy Company Inc.
AIRBNB INC.	Biogen Idec Inc.
Albemarle Corporation	Blackberry Limited
Alcoa Corp	Blackstone Group Inc
Altc Acquisition Corporation	Block, Inc.
Amazon Com Inc.	Bloom Energy Corp
American Express Company	Blucora Inc.
American International Group Inc.	Booking Holdings Inc.
Amgen Inc.	Boston Scientific Corporation
Anadarko Petroleum Corporation	Bristol Myers Squibb Company
Analog Devices, Inc.	Brocade Communications Systems Inc.
Annaly Capital Management, Inc.	Bull Run Corporation
APA Corp	C3.AI INC
Apollo Global Management Inc	Calpine Corporation
Apple Inc. Com Stk	Capital One Financial Corp.
Applied Materials Inc.	Carrier Global Corp
APPLOVIN CORP	Carvanna Co
Archer Aviation Inc.	Cava Group, Inc.
Arconic Inc.	Celsius Holdings, Inc.
Arista Networks Inc	Centene Corp
Arm Holdings Plc /Uk	Check Point Software Technologies Ltd.
Ast Spacemobile, Inc.	Chewy Inc
ASTERA LABS, INC.	Ciena Corporation Com New
	Cirrus Logic Inc.

Cisco Systems, Inc.	EOG Resources Inc.
Citigroup	EQT Corporation
Citrix Systems Inc.	Ericcson
Clear Channel Outdoor Holdings Inc.	Exxon Mobil Corporation
Cloudfare Inc	Fifth Third Bancorp
Coca-Cola Company	First Horizon Corporation
Coeur Mining Inc	First Solar, Inc.
Coinbase Global, Inc.	FLEX LTD.
CONFLUENT INC.	Fluor Corporation (NEW)
Constellation Brands, Inc.	Ford Motor Company
CONSTELLATION ENERGY CORPORATION	Fortinet Inc
COREWEAVE, INC. CLASS A COMMON STOCK	GameStop Corp.
Corning Incorporated	Gap, Inc.
COUPANY INC	GE VERNOVA INC.
Credo Technology Group Holding Ltd	General Electric Company
CSX Corporation	General Motors Company
Cypress Semiconductor Corporation	GITLAB INC
D.R. Horton Inc	Goldman Sachs Group Inc.
Danaher Corporation	Halliburton Company (holding company)
Datadog Inc	Hewlett Packard Enterprise Co
Deckers Outdoor Corp	Hims & Hers Health, Inc.
Dell Technologies Inc	Home Depot Inc.
Dollar General Corp.	Honeywell International Inc.
DOORDASH INC.	HP Inc.
Draftkings Inc	Innodata Inc
DUOLINGO INC.	Integrated Device Technology Inc.
DUTCH BROS INC. CLASS A	Intel Corporation
D-Wave Quantum Inc	Interactive Brokers Group, Inc.
e.l.f. Beauty Inc	International Paper Co.
Eastman Kodak Company	Intuit Com
eBay Inc.	Ionq, Inc.
EchoStar Corporation	Jabil Circuit Inc.
Eli Lilly & Company	Joby Aviation, Inc.
Energy Transfer LP	Johnson & Johnson
Enterprise Products Partners L.P.	JPMorgan Chase & Company Com Stk

Juniper Networks Inc.	Qorvo, Inc.
Kenvue Inc.	Qualcomm Inc.
Keurig Dr Pepper Inc	Rambus Inc.
Kohl's Corporation	REDDIT INC
Kratos Defense & Security Solutions, Inc	Rigetti Computing, Inc.
Las Vegas Sands Corp.	Rite Aid Corporation
Lennar Corporation	RIVIAN AUTOMOTIVE INC.
Level 3 Communications Inc.	ROBINHOOD MARKET INC
LITHIUM AMERICAS CORP	ROBLOX CORPORATION
Lucid Group, Inc.	Rocket Companies Inc
LYFT Inc	Rocket Lab Usa, Inc.
Marathon Patent Group Inc	Roku Inc
McDonald's Corporation	SAMSARA INC. CLASS A
Medtronic Inc.	SANDISK CORPORATION
Merck & Co. Inc.	Schlumberger Ltd.
Meta Platforms, Inc.	Schwab Charles Corporation
MGM Resorts International	SENTINELONE INC
Micron Technology Inc.	Shopify Inc.
Microsoft Corporation	Snap Inc
MicroStrategy Incorporated	SNOWFLAKE INC. CLASS A
Mongodb Inc	Sofi Technologies, Inc.
Motorola Solutions Inc.	Sonus Networks Inc.
Mp Materials Corporation	Soundhound AI, Inc
NEBIUS GROUP N.V.	Spotify Technology S.A.
Nvidia Corporation	Starbucks Corporation
Nuscale Power Corporation	Summit Therapeutics PLC
ON Semiconductor Corp	Super Micro Computer, Inc.
Oracle Corporation	Syms Corp.
Palantir Technologies Inc.	Synopsys, Inc.
Palo Alto Networks Inc	TEMPUS AI, INC. CLASS A
PepsiCo Inc.	Texas Instruments Inc.
Pfizer Inc.	Thermo Fisher Scientific Inc.
PG&E Corporation	T-Mobile US, Inc.
Pinterest Inc	TOAST INC
Procter & Gamble Co.	Trade Desk Inc

Trump Media & Technology Group Corp.

Twilio Inc

U.S. Bancorp

Uber Technologies, Inc.

UIPATH INC

United Parcel Service, Inc.

UNITY SOFTWARE INC.

UPSTART HOLDINGS INC.

VENTURE GLOBAL, INC. CLASS A

Verisign Inc.

Verizon Communications

Vertiv Holdings Co.

Viavi Solutions Inc.

Vistra Corp

Vodafone Group PLC

Wal-Mart Stores, Inc.

Warner Bros. Discovery, Inc.

Wayfair Inc

Williams Companies

Wynn Resorts, Limited

Xerox Corporation

Yahoo Inc.

Zscaler Inc

Exchange-Traded Products

2x Long VIX Futures ETF

ARK Innovation ETF

Consumer Discretionary Select Sector SPDR

Consumer Staples Select Sect. SPDR (ETF)

Direxion Daily 30 Yr Trsy Bull 3X Shares

Direxion Daily Semiconductor Bear 3X

Direxion Daily Semiconductor Bull 3X

Direxion Daily S&P 500 Bull 3X Shares

Direxion Daily Small Cap Bear 3X Shares

Direxion Daily Small Cap Bull 3X Shares

Direxion Daily S&P TSLA Bull 1.5X Shares

Energy Select Sector SPDR

Financial Select Sector SPDR

GraniteShares 2x Long NVDA Daily ETF

Health Care SPDR (ETF)

Industrial Select Sector SPDR Fund

Invesco S&P 500 Eql Wght ETF

iShares 20+ Year Treasury Bond

iShares 7-10 Year Treasury Bond ETF

iShares Biotechnology

Ishares China Large-Cap Etf

iShares Gold Trust (ETF)

iShares iBoxx $ High Yield Corporate Bond ETF

iShares iBoxx $ Investment Grade Corporate Bond ETF

iShares MSCI Brazil Index (ETF)

iShares MSCI EAFE Index Fund (ETF)

iShares MSCI Emerging Markets

iShares MSCI Japan ETF

iShares Russell 2000

iShares S&P 500 Index (ETF)

iShares Silver Trust (ETF)

iShares U.S. Real Estate ETF

KraneShares Trust KraneShares CSI China Internet ETF

Materials Select Sector SPDR

ProShares Trust

ProShares UltraPro Short QQQ

ProShares UltraPro QQQ

ProShares Ultra VIX Short-Term Futures ETF

SPDR Dow Jones Industrial Average ETF Trust

SPDR Gold Trust (ETF)

SPDR KBW Regional Banking (ETF)

SPDR S&P 500 ETF Trust

SPDR S&P Biotech (ETF)

SPDR S&P Homebuilders (ETF)

SPDR S&P Retail (ETF)

Technology Select Sector SPDR Fund

T-REX 2X LONG MSTR DAILY TARGET

Utilities SPDR (ETF)

Vaneck Vectors Biotech

VanEck Vectors Gold Miners ETF

Vaneck Vectors Oil Services

Vaneck Vectors Semiconductor

Index

Cboe Volatility Index

Dow Jones Industrial Average Index

Mini-NDX Index

Mini-S&P 500 Index

NASDAQ 100 Index

Russell 2000 Index

S&P 100 Index

S&P 500 Index (SPXW and FLEX options included)